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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27123

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____1/1/2003_____ AND ENDING _____12/31/2003_____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ~~HABBY~~ · *HArold H. Oshima, d/b/a*

Oshima & Associates

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

21 Merchants Row, Suite 5

(No. and Street)

Boston   MA   02109

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Harold H. Oshima   (617) 523-1527

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

David Merfeld LLC

(Name – *if individual, state last, first, middle name*)

21 Merchants Row   Boston   MA   02109

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Harold H. Oshima_____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___Oshima & Associates_____, as
of ___December 31,_____, 20 _03___, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____ Signature

___President_____

Title

_Jeanie of CL____ 2/17/04

Notary Public My Com Expires 12/03/04

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

OSHIMA & ASSOCIATES (A PROPRIETORSHIP)

FINANCIAL STATEMENTS

DECEMBER 31, 2003

Together with Independent Auditor's Report

DAVID MERFELD LLC

OSHIMA & ASSOCIATES (A PROPRIETORSHIP)

FINANCIAL STATEMENTS

TABLE OF CONTENTS

<u>**FINANCIAL STATEMENTS**</u>   <u>**PAGE**</u>

INDEPENDENT AUDITOR'S REPORT ON THE FINANCIAL STATEMENTS   1

STATEMENT OF FINANCIAL CONDITION   2

STATEMENT OF INCOME   3

STATEMENT OF CHANGES IN EQUITY   4

STATEMENT OF CASH FLOWS   5

NOTES TO FINANCIAL STATEMENTS   6

<u>**SUPPLEMENTARY INFORMATION**</u>

INDEPENDENT AUDITOR'S REPORT ON SEC SUPPLEMENTARY INFORMATION   7

COMPUTATION OF NET CAPITAL   8

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL   9

DAVID MERFELD LLC
CERTIFIED PUBLIC ACCOUNTANT

21 MERCHANTS ROW
BOSTON, MA 02109
617-248-1901
FAX 617-248-1902
David@Merfeldcpa.com

Independent Auditor's Report

Harold Oshima
Oshima & Associates (a proprietorship)
Boston, Massachusetts

I have audited the accompanying statement of financial condition of Oshima & Associates (a proprietorship) as of December 31, 2003 and the related statements of income, of changes in equity, and of cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with U.S. generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates used by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for our opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Oshima & Associates (a proprietorship) at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

David Merfeld LLC

Boston, Massachusetts
February 13, 2004

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

See Auditor's Report

ASSETS

Current assets
Cash	$	2,742
Accounts receivable		7,760
Total current assets		10,502

Other assets
Marketable securities available-for-sale		10,714
Deposit with correspondent broker		
Cash		1,807
Marketable securities available-for-sale		10,418
Total other assets		22,939
Total assets	$	33,441

LIABILITIES AND EQUITY

Current liabilities
Accrued expenses	$	2,703

Equity
Owners' capital		33,852
Cumulative other comprehensive income		(3,114)
Total equity		30,738
Total liabilities and equity	$	33,441

See notes to financial statements

- 2 -

Revenues		
Commissions	$	37,799
Investment income		572
Total revenues		38,371
Expenses		
Travel		150
Dues and subscriptions		97
Insurance		1,056
Licences and pemits		1,257
Office supplies		318
Delivery and postage		108
Professional fees		2,300
Telephone		1,517
Bank charges		300
Contributions		625
Total expenses		7,728
Net operating income		30,643
Gain on sale of securities		5,873
Net income	$	36,516

See notes to financial statements

OSHIMA & ASSOCIATES (A PROPRIETORSHIP)

STATEMENT OF CHANGES IN EQUITY

For the Year Ended December 31, 2003

See Auditor's Report

	Owner's Capital	Cumulative Other Comprehensive Income	Total Equity
Balance, January 1, 2003	$ 33,025	$ (9,968)	$ 23,057
2003 transactions			
Contributions	2,150		2,150
Net income	36,516		36,516
Other comprehensive income			
Unrealized holding gain		12,727	12,727
Reclassification adjustment		(5,873)	(5,873)
Comprehensive income		6,854	6,854
Distributions to owner	(37,839)		(37,839)
Balance, December 31, 2003	$ 33,852	$ (3,114)	$ 30,738

See notes to financial statements

OSHIMA & ASSOCIATES (A PROPRIETORSHIP)

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2003

See Auditor's Report

Cash flows from operating activities		
Commission revenue received	$	33,840
Operating expenses paid		(4,875)
Investment income received		4
Net cash flows from operating activities		28,969
Cash flows from financing activities		
Dividends paid		(37,839)
Cash flows		(8,870)
Cash, beginning of year		1,401
Cash, end of year	$	(7,469)
Reconciliation of net income to cash flows from operating activities		
Net income	$	36,516
Adjustments to reconcile net income to cash provided by operating activities		
Investment income directly reinvested in marketable securities		(568)
Expenses paid directly by owner		2,853
Changes in assets and liabilities		
Accounts receivable		(3,959)
Net cash flows from operating activities	$	34,842
Non-cash investing and financing activities		
Investment income directly reinvested in marketable securities		
Total investment income	$	572
Income directly reinvested by issuer		568
Investment income received in cash	$	4
Capital contributions by owner not in cash		
Proprietorship expenses paid by owner and treated as contributions	$	2,150

A.   Securities dealer registration and nature of operations

Oshima & Associates (the "Company") is a proprietorship of Harold Oshima.   The Company is registered with the National Association of Securities Dealers and the Securities and Exchange Commission ("SEC") as a broker/dealer in securities. In order to maintain this status, the Company is required to maintain net capital, as defined by the SEC, of in excess of $5,000. At December 31, 2003, net capital was $17,106.

As a broker/dealer, the Company receives commission revenue from the sale of securities and mutual funds and from advisory fees. Fees are also charged for tax and financial advisory services. By engaging the services of another broker/dealer, on a fully-disclosed basis, and acting solely as an "introducing broker", the Company does not hold customer securities, exectute transactions for customers, or perform custodial functions for customers.

A substantial portion of the Company's revenues is derived from clients residing in Massachusetts, and a downturn in the state's economy could have an effect on the Company.

B.   Significant accounting policies

The Company's financial statements are presented in accordance with U.S. generally accepted accounting principles.   Significant accounting policies employed in the preparation of these financial statements include:

Estimates: The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses.   Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimates.

Commission revenue and expense are recognized as the transactions that give rise to the income and expense close.

Unrealized holding gains and losses arise from changes in the value of available-for-sale securities. These gains and losses are included in other comprehensive income.

C.   Related party transaction

Office space and administrative personnel have been provided by Harold Oshima to the Company without charge.

D.   Deposit with correspondent broker

Because the Company does not handle customer securities or trades directly, it has entered into a relationship with a clearing, or correspondent, broker. As part of the terms of its contract with this broker, it maintains with them a $1,806 deposit, held in a money-market fund. Interest earned on this account inures to the benefit of the Company.

E.   Investment in marketable security

The Company's investments in marketable securities are held for an indefinite period and thus are classified as available-for-sale. Available-for-sale securities are recorded at fair value in investments and other assets on the balance sheet, with the change in fair value during the period included in other comprehensive income for the period. Cost and fair value of the securities – stocks and mutual funds – were $24,246 and $21,132, respectively, at December 31, 2003.

F.   Income taxes

As a proprietorship, all income of the Company is taxed to Harold Oshima. Therefore, no provision is shown for federal or state income taxes.

DAVID MERFELD LLC
CERTIFIED PUBLIC ACCOUNTANT

21 MERCHANTS ROW
BOSTON, MA 02109
617-248-1901
FAX 617-248-1902
David@Merfeldcpa.com

Independent Auditor's Report

Harold Oshima
Oshima & Associates (a proprietorship)
Boston, Massachusetts

I have audited the accompanying financial statements of Oshima & Associates (a proprietorship) as of and for the year ended December 31, 2003 and have issued my report thereon dated February 13, 2004. My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

David Merfeld LLC

Boston, Massachusetts
February 14, 2004

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	Oshima & Associates (A Proprietorship)	as of	12/31/03

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition.. $ | 30,738 | 3480 |
2. Deduct ownership equity not allowable for Net Capital.. | | 3490 |
3. Total ownership equity qualified for Net Capital.. | | 3500 |
4. Add:
   A. Liabilities subordinated to claims of general creditors allowable in computation of Net Capital............................... | | 3520 |
   B. Other (deductions) or allowable credits (List).. | | 3525 |
5. Total capital and allowable subordinated liabilities.. $ | 30,738 | 3530 |
6. Deductions and/or charges:
   A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)...... $ | | 3540 |
   B. Secured demand note delinquency.. | | 3590 |
   C. Commodity futures contracts and spot commodities - proprietary capital charges.. | | 3600 |
   D. Other deductions and/or charges.. 10,418 | 3610 | 10,418 | 3620 |
7. Other additions and/or allowable credits (List).. | | 3630 |
8. Net capital before haircuts on securities positions.. $ | 20,320 | 3640 |
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):
   A. Contractual securities commitments.. $ | | 3660 |
   B. Subordinated securities borrowings.. | | 3670 |
   C. Trading and investment securities:
      1. Exempted securities .... | | 3735 |
      2. Debt securities .... | | 3733 |
      3. Options.. | | 3730 |
      4. Other securities .... 3,214 | 3734 |
   D. Undue Concentration.. | | 3650 |
   E. Other (List).. | 3736 | 3,214 | 3740 |
10. Net Capital.. $ | 17,106 | 3750 |

OMIT PENNIES

RECONCILATION TO FOCUS REPORT PART IIA

Net capital from Focus Report	$	16,133

Reconciliation
Accrued expenses not recorded in Focus Report	(703)
Securities not fully marked to market in Focus Report	2,394
Difference in computation of haircut	(718)

Net capital as computed above	$	17,106

DAVID MERFELD LLC
CERTIFIED PUBLIC ACCOUNTANT

21 MERCHANTS ROW
BOSTON, MA 02109
617-248-1901
FAX 617-248-1902
David@Merfeldcpa.com

Independent Auditor's Report

Harold Oshima
Oshima & Associates (a proprietorship)
Boston, Massachusetts

In planning and performing my audit of the financial statements of Oshima & Associates (a proprietorship) and supplemental schedule for the year ended December 31, 2003, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purposes of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company, including practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(11) and for determining compliance with the exemptive provisions of Rule 15c3 3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure, policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which management has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. In addition, projection of any evaluation of them to future periods is subject to the risks that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned function. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered be the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objective in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the New York Stock Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of brokers and dealers, and should not be used for any other purpose.

David Merfeld LLC

Boston, Massachusetts
February 13, 2004